M O R S E ,    Z E  L N I C K ,    R O S  E    &    L A N D E R

A      L  I  M  I  T  E  D        L  I  A  B  I  L  I  T  Y        P  A  R  T  N  E  R  S  H  I  P

405 PARK AVENUE

NEW YORK, NEW YORK 10022-4405

212 - 838 - 1177

FAX  212 - 838 - 9190

August 6, 2008

United States

Securities And Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Mail Stop 4561

Attn: Karen J. Garnett

Re:	Jesup & Lamont, Inc.

Supplemental Response Letter

Filed July 1, 2008

File No. 333-150541

Dear Sirs or Mesdames:

This will respond to your comment letter dated July 28, 2008.

General

1.

We note your response to comment 3 of our letter dated May 27, 2008. Please revise the prospectus to describe the material terms relating to the agreements to pay bonuses to Mr. Wojnowski and Mr. Rabinovici in connection with the August 2007 financing.

We will revise the prospectus as follows:

“We paid one-time discretionary bonuses of $40,000, duly approved, ratified and confirmed by the Board of Directors, to each of our Chief Executive Officer and our Chairman for their origination of and services in connection with, the financing in August 2007.”

2.

We note that you are registering the sale of 1,412,181 shares and that 4,962,720 of those shares relate to shares underlying the preferred stock and warrants with an exercise price below the current market price. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)1)(i) In your analysis, please address the following among any other relevant factors:

a.	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

b.	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

c.	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

d.	Any relationships among the selling shareholders;

e.

The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

f.	The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

g.	Whether or not any of the selling shareholders is in the business of buying and selling securities.

We believe that sales of the securities (the “Shares”) to be registered in the Registration Statement on Form S-3 filed on April 30, 2008 (the “Registration Statement”) by the selling stockholders named in the Registration Statement (the “Selling Shareholders”) are appropriately characterized as a secondary offering that is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i), and does not constitute an indirect primary offering by Jesup & Lamont, Inc. (the “Company”). Rule 415(a)(1)(i) allows securities to be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to “[s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary”. The Registration Statement has been filed on behalf of the Selling Shareholders, none of whom is a subsidiary of the Company and none of which the Company is a subsidiary.

Applying the specific facts of the transactions involved to the seven factors that you identify, as well as some additional factors identified by the Division of Corporation Finance in Section D, Interpretation Number 29 of the 1997 Manual of Publicly Available Telephone Interpretations (the “Telephone Interpretations”), some of which overlap, we believe that, given the totality of the circumstances, the registration of the shares included in the Registration Statement complies with the requirements of Rule 415 (a)(1)(i).1 Information about the Selling Shareholders is based in each case on information supplied by the Selling Shareholders in documentation supplied to the Company at the time they purchased their securities.

a.	The number of selling shareholders and the percentage of the overall offering made by each shareholder

The registration includes Shares to be resold by eight distinct Selling Shareholders. Each Selling Shareholder except one accounts for less than 17% of the overall offering, with two accounting for less than half of 1% of the overall offering each. The remaining Selling Shareholder accounts for 33.5% of the overall offering.

b.	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities

All Selling Shareholders received their securities in fully paid arms’ length transactions and have assumed and borne the risk of loss of their investment. The original sale price of all securities was fully negotiated between the Company and the respective Selling Shareholders and/or their counsel. Three Selling Shareholders offering an aggregate of 2,434,077 shares or approximately 33% of the offering have already borne that risk for almost one year, since they acquired their securities pursuant to purchase agreements dated August 20, 2007. The three Selling Shareholders with the largest number of Shares, and the largest investments at risk acquired their securities over four months ago, pursuant to agreements dated March 3, 2008. The remaining two Selling Shareholders acquired their securities in November, 2007, from a third party accredited institutional investor that originally acquired the securities in a large private placement by the company in March 2006. All the shares owned by all Selling Shareholders were purchased at or above market price at the time of sale, and do not reflect any discount or commission

_________________________

1  Section D 29 of the Manual of Publicly Available Telephone Interpretations states in part as follows: “The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under with they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

that would be customary in an underwritten deal. Where warrant shares are included in the registration, all warrants have an exercise price that was above market price at the time of the original sale of the warrants. The exercise prices of 25% of those warrants are still above the current market price. All the Selling Shareholders made representations to the Company in their purchase agreements that they were able to bear the economic risk of their investment, that they were acquiring their securities for their own account and without any intent to resell, and that they understood that they must hold the shares indefinitely unless there was an effective registration or an exemption from registration was available. The Company filed the Registration Statement as a result of negotiated registration rights granted in the purchase agreements for the securities included in the Registration Statement, and not for the purpose of conducting an indirect primary offering. Both the manner of the original sales, and the amount of time that has elapsed since the original sales took place, indicate that none of the Selling Shareholders was merely acting as a conduit for the Company.

c.	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company

Seven of the Selling Shareholders are accredited institutional investors, and the remaining Selling Shareholder is an accredited individual investor. None of the Selling Shareholders is an insider of the Company. The Company has not previously registered for resale any securities owned by any of the Selling Shareholders. The Company will not receive any additional proceeds from the resale of the Shares by the selling stockholders, although the Company will receive payment of the exercise price of warrants, when and if exercised, as detailed in the disclosure provided in our response to the Staff’s previous comment letter dated May 27, 2008. Two of the Selling Shareholders, Sofisco Nominees Limited (“Sofisco”) and Impala Nominees Limited (“Impala”) are entities affiliated with each other (see (d) below), and jointly are beneficial owners of 3,342,984 shares of common stock, or approximately 16.5% of the outstanding shares of common stock of the Company.2 The Company respectfully submits that, although in certain circumstances the owner of more than 10% of a registrant’s outstanding common stock would legitimately be deemed an affiliate, Sofisco and Impala jointly should not be deemed an affiliate of the Company given the particular facts of ownership and control of the Company.3 The controlling shareholder of the Company is EFH Partners LLC, (“EFH”) which is the largest single shareholder in the Company and the beneficial owner of 4,861,769 shares

_________________________

2  287,208 of those shares, or approximately 1.4% of the Company’s total shares outstanding, underlie warrants that contain a contractual provision providing that the warrant may not be exercised if the holder would beneficially own more than 4.99% of the Company’s outstanding common stock following exercise.

3  As of July 29, 2008, the Company had a total of 20,303,030 shares of common stock outstanding.

of common stock4 (or approximately 24% of the Company’s outstanding common stock). Further, a managing member of EFH is the Chairman of the Board of the Company. In addition, two Company insiders5 are each beneficial owners of 3,869,969 shares of common stock, for a total of 7,739,938 shares of common stock or approximately 38% of the Company’s outstanding common stock. Lastly, the Company’s President and CEO owns 362,860 shares of common stock. If these insider holdings are aggregated, this makes for a total of 12,964,667 shares of common stock, or approximately 64% of the Company’s outstanding common stock, that are controlled by or allied with EFH.6 Given these facts, an owner of only 16% of the outstanding common stock does control the Company.

In addition, even if Sofisco and Impala were deemed to be affiliates of the Company, the Staff has stated, in Items D.38, D.44 and H.20 of the Telephone Interpretations, that the inclusion of an affiliate of a selling shareholder does not prevent a registered resale offering from being considered a valid secondary offering under Rule 415(a)(1)(i). As a result, even if, notwithstanding the above presentation, the Staff were to maintain that Sofisco and Impala should still be deemed affiliates, any affiliate status does not prevent the proposed offering from being a valid secondary offering as long as the offering is not by or on behalf of the Company.

d.	Any relationships among the selling shareholders

Impala and Sofisco are affiliated with each other.7 Fort Mason Master, L.P. and Fort Mason Partners, L.P. are also affiliated with each other.

e.

The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments

Please see Exhibits Q-2 and Q-3 to our response to the Staff’s comment letter dated May 27, 2008 for the response to this item. None of the proceeds were returned, or will be returned, to any of the Selling Shareholders and/or their affiliates in fees or other payments. Please note

_________________________

4  550,000 of those shares may not be voted in favor of a merger, asset sale or certain other items involving company stock option plans.

5  A director and the chief executive of one of the company’s two broker-dealer subsidiaries.

6  If the foregoing analysis were based upon overall voting control, rather than the 20,303,030 shares of common stock outstanding, the denominator for these calculations would include the 2,481,360 votes of outstanding Series G Preferred Stock, 353,100 votes of outstanding Series C Preferred Stock, and 819,987 votes of outstanding Series F Preferred Stock, for a total of 23,957,477 votes, of which the 3,342,984 shares owned by Sofisco and Impala represent only 14%.

7  Based on the Schedule 13G filed with the Commission on June 9, 2008.

that while Exhibit Q-2 shows that the shares of common stock underlying the Series G Convertible Preferred Stock purchased by three of the Selling Shareholders in March, 2008, were sold at a price that is below the current market price of the Company’s common stock, they were purchased at market price at the time of the original sale by the Company. The Company has been limited in the financing options available to it because, among other things, of limitations in agreements with existing lenders, and, at the time, the sale of the Series G Convertible Preferred Stock was the most attractive option available. The market responded positively to the placement of the Series G Convertible Preferred Stock. Proceeds from the sale of the Series G Convertible Preferred Stock improved the Company’s liquidity and enhanced its ability to fund its ongoing operations, to the benefit of all shareholders of the Company.

f.	The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise

As noted above the conversion prices and warrant prices were all at or above the market when agreement was reached for the issuance of these securities. We are unable to predict when the Selling Shareholders will elect to exercise Warrants or convert the Series G Convertible Preferred Stock, since exercise or conversion, as applicable, is at the option of the holder.8 Therefore, we cannot state whether they will acquire the common stock underlying those securities at any discount at the time of conversion or exercise.

g.	Whether or not any of the selling shareholders is in the business of buying and selling securities

To the Company’s knowledge, none of the Selling Shareholders is in the business of buying and selling securities.

In addition, we note that the Selling Shareholders are all accredited investors who do not need the proceeds from the resale of the common stock being registered in order to fund the exercise of their warrants. The shares or warrants were issued at a fixed price and do not include variable provisions or other toxic aspects that could lead to significant additional dilution. These are additional factors indicating that the Selling Shareholders are not acting as a conduit for the Company.

_________________________

8  Notwithstanding the holders’ ongoing right to convert the Series G Convertible Preferred Stock, the Company has the right (subject to certain limited conditions), upon 30 days’ written notice to the holders of the G Preferred Stock, at any time commencing two years after the closing date of that financing, to repurchase some or all of the G Preferred Stock for price equal to the market price of the shares of common stock underlying the shares of G Preferred Stock at the time of initial purchase from the Company, plus the amount of any accrued and unpaid dividends thereon. In that event, the holders of the G Preferred Stock might not purchase any common stock at a discount to market.

Based on the foregoing, we respectfully submit that sales of the Shares by the Selling Shareholders would be appropriately characterized as a secondary offering that is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i), and does not constitute an indirect primary offering by the Company. In the event that the Staff disagree with this position, we ask the Staff to consider allowing us to request acceleration of effectiveness of the Registration Statement if the Shares underlying the Series G Convertible Preferred Stock and the 1,622,718 Shares from the August, 2007 financing are removed from registration, leaving a total of 3,308,103 Shares in the Registration Statement representing approximately 35% of the outstanding shares of common stock held by non-affiliates of the Company.

Very truly yours,

/s/ Stephen A. Zelnick

Stephen A. Zelnick

cc: Donald A. Wojnowski, Jr.